UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53190C102

(CUSIP Number)

Bahram Akradi

c/o Life Time Group Holdings, Inc.

2902 Corporate Place

Chanhassen, MN 55317

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	13D	Page 1 of 5 pages

1	Name of Reporting Person Bahram Akradi
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 20,602,605
	8	Shared Voting Power 0
	9	Sole Dispositive Power 20,602,605
	10	Shared Dispositive Power 955,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,558,049
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person IN

CUSIP No. 53190C102	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Bahram Akradi, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o Life Time Group Holdings, Inc., 2902 Corporate Place, Chanhassen, MN 55317. The Reporting Person’s present principal occupation is Founder, Chief Executive Officer and Chairman of the Issuer.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and the Reporting Person (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other Voting Group members, see Item 4 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person acquired 11,575,000 shares of Common Stock and 500,000 shares of the Issuer’s series A preferred stock in privately negotiated transactions and as compensation for his service as an executive officer of the Issuer. In addition, prior to the IPO the Reporting Person was granted an option to purchase 9,388,000 shares of Common Stock as compensation for his service to the Issuer. In connection with the closing of the IPO on October 12, 2021, the series A preferred stock held by the Reporting Person was automatically converted into 595,049 shares of Common Stock.

Item 4.	Purpose of Transaction.

Stockholders Agreement

In connection with the IPO, the Issuer entered into a third amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, certain Voting Group members were granted director nomination rights, and each Voting Group member agreed to vote all outstanding shares held by such Voting Group member in favor of the Voting Groups’ director nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

•

so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;

CUSIP No. 53190C102	13D	Page 3 of 5 pages

•

so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;

•

so long as LNK, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), LNK, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and

•

so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to serve as a director and to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to serve as a director or nominate a director.

The Reporting Person’s nominee to the board of directors of the Issuer (the “Board”) is Stuart Lasher.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement, the Issuer’s insider trading compliance policy and applicable law, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 53190C102	13D	Page 4 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 21,558,049 shares of Common Stock representing 10.7% of the shares of Common Stock outstanding upon completion of the IPO.

Mr. Akradi has sole voting and dispositive power with respect to 20,602,605 shares of Common Stock, consisting of 595,049 shares of Common Stock held directly by Mr. Akradi, and 10,619,556 shares of Common Stock and 9,388,000 shares of Common Stock underlying a currently exercisable option held by the Bahram Akradi Revocable Trust U/A dated February 7, 2006, of which the Reporting Person is the sole trustee. The Reporting Person also shares dispositive power over 955,444 shares of Common Stock held by the Bahram Akradi 2018 GST Family Trust by virtue of his power of substitution with respect to the shares of Common Stock held by such trust.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and, accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)	Except as described in Items 3 and 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Power of Attorney

2	Third Amended and Restated Stockholders Agreement, dated October 6, 2021, among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2021).

CUSIP No. 53190C102	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

Bahram Akradi
By:	/s/ Stuart McFarland
Name:	Stuart McFarland
Title:	Attorney-in-fact